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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549


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                                   FORM 12B-25                SEC FILE NUMBER
                                                                  1-9247
                                                          ----------------------

                                                          ----------------------
                            NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                                 12673P105
                                                          ----------------------

(Check One): |_| Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |X|  Form 10-Q
             |_| Form 10-D  |_|  Form N-SAR  |_| Form N-CSR

                  For Period Ended: June 30, 2006


|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended: _______________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-- REGISTRANT INFORMATION

CA, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

One CA Plaza
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Address of Principal Executive Office (Street and Number)

Islandia, New York, 11749
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|  |  (a) The reason described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |
|X|  |  (b) The subject annual report, semi-annual report, transition report
     |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |      portion thereof, will be filed on or before the fifteenth calendar
     |      day following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q or subject distribution
     |      report on Form 10-D, or portion thereof, will be filed on or
     |      before the fifth calendar day following the prescribed due date;
     |      and
     |
| |  |  (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             CA, Inc. (the "Company") is filing this notice in order to obtain a 5-day extension, from August 9, 2006 to August 14, 2006, for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "Form 10-Q"). As previously announced in its press release dated August 7, 2006, the substantial effort and resources required to complete the internal review of the Company's past and current stock options program and corresponding restatements of results included in its Annual Report on Form 10-K for fiscal year 2006 filed on July 31, 2006, delayed completing work on the Form 10-Q and, therefore, the preparation of the financial statements and other information required in the Form 10-Q can not be completed by the initial filing deadline without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Kenneth V. Handal        631             342-6000
             -----------------    -----------    ------------------
                  (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

             Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             Yes |X| No |_|

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             As described in Part III above, the substantial effort and resources required to complete the internal review of the Company's past and current stock options program and corresponding restatements of results in its Annual Report on Form 10-K for fiscal year 2006 filed on July 31, 2006, has delayed completing work on the Form 10-Q. Based on preliminary results, however, the Company expects that for the fiscal quarter ended June 30, 2006, revenue will be slightly higher than revenue from the year ago period and expenses will be higher than the comparable period last year to a greater degree relative to the revenue increase. The increase in revenue is primarily due to growth in subscription revenue and professional services revenue, partly offset by declines in maintenance and software fees and other. The increase in expenses is driven primarily by higher personnel costs associated with acquisitions, increased commission, royalty and bonus expenses, higher selling and marketing expenditures and charges associated with the fiscal year 2006 restructuring plan. The information about revenue and expenses, as well as comparisons and related trends between periods, is subject to change when the Company finalizes its financial results. Among other things, the Company has not completed its preparation of the financial statements to be included in the Form 10-Q and, as a result, the Company's independent auditors have not yet completed their review of the Company's financial statements. The Company is working diligently to


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             finalize its financial results for the fiscal quarter ended June
             30, 2006 and expects to be able to file the Form 10-Q on or about August 14, 2006.

                                    CA, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 10, 2006           By: /s/ Kenneth V. Handal
                                   ---------------------------------------------
                                   Kenneth V. Handal
                                   Executive Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------  ATTENTION  ---------------------------------

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S.C. 1001)

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